FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 25, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Proposed Merger of MTS and Comstar

Voluntary Tender Offer by MTS for up to 9% of Comstar shares

June 25, 2010

•                  The Boards of MTS and Comstar have recommended a merger to create the largest integrated telecommunications provider in Russia and the CIS

•                  Merger exchange ratio: 0.825 MTS ordinary shares for one Comstar ordinary share, representing a 7.7% premium to the three month(1) volume weighted average exchange ratio between MTS’s ordinary shares and Comstar’s Global Depositary Receipts (GDR)

•                  MTS and Comstar Extraordinary General Meetings (EGMs) expected to be convened on December 23, 2010 for shareholders to vote on the proposed merger

•                  Comstar Board approval and recommendation of the transaction is based on the recommendation of a Comstar Special Committee of Independent Board Directors

•                  In connection with the merger and subject to review by the Federal Service for Financial Markets (FSFM), MTS will launch a Voluntary Tender Offer (VTO) for up to 37,614,678 Comstar ordinary shares (including shares underlying Comstar GDRs), representing 9.0% of the issued share capital of Comstar, at RUR 220.0 per share

•                  Implied VTO price per Comstar GDR of USD 7.16(2) represents a 13.1% premium to the three month volume weighted average trading price of the Comstar GDR

•                  VTO documentation to be disclosed and posted to Comstar shareholders following FSFM review

Moscow, Russian Federation — The Boards of Directors of Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, and COMSTAR — United TeleSystems JSC (“Comstar” - LSE: CMST), a leading supplier of integrated telecommunication solutions in Russia and the CIS, announce that they have approved and recommend the merger of MTS and Comstar. MTS currently owns 61.97% of Comstar (64.03% excluding treasury shares) and consolidates Comstar in its financial results. As a result of the statutory merger (“prisoedinenie” under Russian law), Comstar will be subsumed into MTS and will cease to exist as a separate legal entity.

The Boards believe that the full consolidation of Comstar into MTS is strategically important for both companies.  A statutory merger is intended to facilitate the full integration of MTS’s and Comstar’s subscriber bases and enable the cross-selling and bundling of broadband and television services to MTS’s customers. As a result, the merger is expected to create additional synergies and cost savings across the combined entity and strengthen its competitive position. MTS is on track to exceed the USD 200 million of cost synergies indicated when it purchased majority control of Comstar in October 2009.

According to the merger terms agreed between the MTS and Comstar Boards, eligible Comstar shareholders will receive 0.825 MTS ordinary shares for each Comstar ordinary share that they own (with one Comstar GDR representing one ordinary share)(3). The exchange ratio represents a 7.7% premium to the three month volume weighted average exchange ratio between MTS ordinary shares and Comstar GDRs. The merger is conditional on the approval of 75% of the shareholders present at each company’s EGM, the receipt of regulatory clearance and other closing conditions. MTS and Comstar expect to convene EGMs on December 23, 2010, at which their respective shareholders will vote on the merger. As required by Russian Joint Stock Companies Law, MTS and

(1)  Up to June 22, 2010.

(2)  All US dollar amounts presented in this press release are based on the RUR/USD exchange rate of RUR 30.7267 per USD 1 as of June 22, 2010.

(3)  Holders of Comstar GDRs who do not wish or are not permitted under their local law to receive MTS shares in connection with the merger will receive the cash proceeds from the sale of the MTS shares to which they would have been entitled net of applicable fees, expenses and taxes, and subject to any adjustment for currency exchange rate fluctuations.

Comstar shareholders who vote against or do not vote on the merger will have the right to sell their shares back to MTS and Comstar, respectively, for cash at a price set by the respective companies’ Boards of Directors, subject to the statutory limit of 10% of each company’s Net Asset Value under Russian Accounting Standards as determined at the most recent reporting date preceding each company’s EGM(4). Taking into account the independent statutory appraisals carried out separately by Ernst & Young for MTS and Comstar, the Board of Directors of MTS has set the repurchase price at RUR 245.19 per MTS ordinary share, while the Comstar Board of Directors has set its repurchase price at RUR 212.85 per Comstar ordinary share. MTS and Comstar shareholders wishing to sell their shares back to the respective companies will be able to sell their shares pro rata in the event of over-subscription. The companies expect to complete the merger transaction in the second quarter of 2011.

MTS will also launch a parallel voluntary tender offer (VTO) for up to 37,614,678 Comstar shares, representing 9.0% of the issued share capital of Comstar, at RUR 220.0 per Comstar ordinary share. The implied VTO price per GDR is equivalent to USD 7.16, which represents a 13.1% premium to the three month volume weighted average trading price of the Comstar GDR on the London Stock Exchange. The VTO documentation has been submitted for review to the FSFM and, following this review, the offer will be made by delivery of the VTO documentation to the Comstar Board of Directors.  The Comstar Board will thereafter deliver the VTO documentation to Comstar ordinary shareholders and to Comstar GDR holders via Deutsche Bank (the depositary bank for Comstar’s GDR facility). Comstar shareholders subscribing to the VTO will receive a pro rata cash allocation in the event of over-subscription to the VTO.

The combined merger and voluntary tender offer structure, together with the statutory right of shareholders to sell their shares back to MTS and Comstar, is intended to facilitate a cash and stock transaction, whereby the companies can be combined after completion of the merger. In the event of full election of the cash alternatives, through the VTO and the sale of shares back to Comstar, the implied transaction value could be up to USD 1,030 million.

Mikhail Shamolin, President and Chief Executive Officer of MTS, commented: “We believe that the merger of MTS and Comstar is attractive for our shareholders because it will accelerate the delivery of our “3i” strategic goal of realizing growth through increasing customer value, by providing our customers with a broad, innovative and integrated offering of mobile and fixed line telephony, high-speed internet access and pay-TV services. The merger will enable the full integration of the Comstar and MTS customer bases and the provision of bundled service offerings across Russia, which we believe will further enhance our combined competitive position. In particular, the merger is expected to streamline common business processes and further optimize operating and capital expenditure. The structure of the merger provides a mix of stock and cash alternatives for Comstar minority shareholders, and also enables MTS to retain the financial resources and flexibility to invest in the combined Group moving forward in key areas such as broadband network development and 3G deployment.”

Thomas Holtrop, Chairman of the Comstar Special Committee of Independent Board Directors, commented: “The Special Committee of Independent Board Directors has negotiated the terms of the transaction with MTS and recommended that the Board of Comstar vote to approve the merger terms and the transaction as a whole. We believe that the transaction presents Comstar minority shareholders with attractive alternatives, as it will enable them to participate in the future upside potential of the combined entity by accepting shares in MTS or, alternatively, to receive cash by exercising their statutory right to sell their shares back to the company. We look forward to receiving and considering the voluntary tender offer in the coming weeks.”

Goldman Sachs International is acting as financial advisor to MTS. J.P. Morgan plc provided a fairness opinion to the Comstar Special Committee of Independent Board Directors.  Latham & Watkins LLP is acting as legal advisor to MTS, and Linklaters CIS is acting as legal advisor to Comstar. Ernst & Young provided independent statutory appraisals to MTS and the Comstar Special Committee of Independent Board Directors for the purposes of each company’s assessment of the prices to be paid in relation to the statutory right of shareholders to sell their shares back to each respective company.

(4)   For illustrative purposes only and based on the MTS and Comstar RAS financial statements for the first quarter of 2010 and the respective repurchase prices set by the two companies, MTS shareholders would be able to sell back up to 2.4% of MTS’s total shares outstanding, and Comstar shareholders would be able to sell back up to 6.1% of Comstar’s total shares outstanding.

MTS and Comstar will host a joint conference call today, which will start at:

18:00 hrs (Moscow time)
15:00 hrs (London time)
10:00 hrs (US Eastern time)

To take part in the conference call, please dial one of the following telephone numbers, quoting the MTS and Comstar call:

From Russia: +7 495 545 0587             PIN: 3444521#

From the US: +1 718 354 1152             PIN: 3444521#

From the UK: +44 203 140 8286          PIN: 3444521#

A replay of the conference call will be available from approximately 22:00 Moscow time / 19:00 London time / 14:00 US Eastern time today until July 1, 2010:

From Russia: 810 800 2870 1012         PIN: 3444521#

From the US: +1 347 366 9565             PIN: 3444521#
From the UK: +44 207 111 1244          PIN: 3444521#

A slide presentation has also been posted at www.mtsgsm.com/news/2010-06-25-28131/ and http://www.comstar-uts.ru/common/img/uploaded/100625 Proposed Merger Presentation.ppt

* * *

For more information, please visit www.mtsgsm.com and www.comstar-uts.com or contact:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS.   Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

Comstar UTS

Masha Eliseeva

Tel: +7 985 997 0852

ir@comstar-uts.ru

* * *

Important Information

This document is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction.

This document is for informational purposes and shall not constitute an offer to purchase or a solicitation of an offer to purchase with respect to any securities.  Any such offer or solicitation will be made only by means of the offer document delivered to Comstar in respect of the VTO.

The final terms of the VTO will be contained in the offer document delivered to Comstar. Investors and shareholders of Comstar are strongly advised to read the offer document and related materials as soon as they have been published, as these will contain important information.

The VTO will be made for the securities of Comstar, a company incorporated under the laws of Russia and will be made in the United States in compliance with Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Regulation 14E thereunder. The VTO will be made in the United States by MTS and no one else. The VTO will be subject to disclosure and procedure requirements of Russia which are different from those of the United States.

MTS, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Comstar outside the VTO during the period in which the VTO remains open for acceptance. If such purchases or arrangements to purchase are made they will be made outside the United States and will comply with applicable law, including the Exchange Act.

This document is not an offer for sale of any securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  MTS does not intend to register securities or conduct a public offering in the United States.

No action has been or will be taken in any jurisdiction that would permit a public or registered offering to acquire MTS shares in exchange for the shares of Comstar in connection with the Merger. Therefore, only those Comstar shareholders (including holders of global depositary receipts) who are resident in a jurisdiction which permits those shareholders to participate in a non-public, or unregistered, private offering of securities will be eligible to receive MTS shares in connection with the merger.  Holders of Comstar GDRs who are not eligible to receive MTS shares in connection with the merger will receive the cash proceeds from the sale of the MTS shares to which they would have been entitled net of applicable fees, expenses and taxes and subject to any adjustment for currency exchange rate fluctuations.

This communication is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49 of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Persons who are resident in the United Kingdom should note that the VTO, when made, will be to, and acceptance will be accepted from, only those investors and shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of MTS that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of the Financial Services and Markets Act 2000, or (ii) persons to whom the VTO may otherwise be made or directed without an approved prospectus having first been made available to the public in the United Kingdom. United Kingdom investors and shareholders receiving the VTO should consult with their legal advisers to determine whether they are eligible as “qualified investors” or are otherwise able to receive and accept the VTO.

The release, publication or distribution of this document and any other applicable VTO- or merger-related documentation may be affected by the laws or regulations of relevant jurisdictions. Therefore, any persons who are subject to the laws and regulations of any jurisdiction should inform themselves of and observe any applicable requirements.

J.P. Morgan plc (“J.P. Morgan”) is acting for Comstar (as represented by the Special Committee) in relation to the Transaction and for no one else and J.P. Morgan shall not regard any other person (including, without limitation, any person who is a director, officer, employee, shareholder or creditor of Comstar) as its client in relation to the Transaction and shall not be responsible to any other person for providing protections afforded to clients of J.P. Morgan or advising any other person involved in the Transaction.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS and/or Comstar. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. In addition, statements regarding expected operational and cost synergies in respect of the merger of MTS and Comstar are forward-looking statements. MTS and Comstar wish to caution you that these statements are only predictions and that actual events or results may differ materially. MTS and Comstar do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. MTS and Comstar refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the MTS’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in MTS’s and Comstar’s projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, MTS’s and Comstar’s competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 103.5 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’s Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Comstar-UTS (“Comstar”) is the leading fixed-line telecommunications company in Moscow. Comstar provides voice, data, television and other value-added services to residential and corporate subscribers and operators, using its extensive backbone network and exclusive last mile access to 96% of Moscow households. The Company also offers communications services in 82 cities in the Russian regions, Armenia and Ukraine. Comstar had 3.6 million residential subscribers including 860 thousand residential broadband internet subscribers in Moscow, as well as 2.6 million regional and international residential subscribers, including 426 thousand residential broadband internet subscribers and 2.0 million residential pay-TV subscribers at the end of the first quarter of 2010. Comstar generated USD 407.0 million of revenues and an 43.9% OIBDA margin for the three months ended March 31, 2010. Comstar’s Global Depositary Receipts are listed on the London Stock Exchange (ticker: CMST).

Investor Presentation June 25th, 2010

2 Disclaimer This document is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of that jurisdiction. This document is not an offer for sale of any securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). MTS does not intend to register securities or conduct a public offering in the United States. This document is for informational purposes and shall not constitute an offer to purchase or a solicitation of an offer to purchase with respect to any securities. Any such offer or solicitation will be made only by means of the offer document delivered to Comstar in respect of the VTO. The final terms of the VTO will be contained in the offer document delivered to Comstar. Investors and shareholders of Comstar are strongly advised to read the offer document and related materials as soon as they have been published, as these will contain important information. The VTO will be made for the securities of Comstar, a company incorporated under the laws of Russia and will be made in the United States in compliance with Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Regulation 14E thereunder. The VTO will be made in the United States by MTS and no one else. The VTO will be subject to disclosure and procedure requirements of Russia which are different from those of the United States. MTS, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Comstar outside the VTO during the period in which the VTO remains open for acceptance. If such purchases or arrangements to purchase are made they will be made outside the United States and will comply with applicable law, including the Exchange Act. No action has been or will be taken in any jurisdiction that would permit a public or registered offering to acquire MTS shares in exchange for the shares of Comstar in connection with the Merger. Therefore, only those Comstar shareholders (including holders of global depositary receipts) who are resident in a jurisdiction which permits those shareholders to participate in a non-public, or unregistered, private offering of securities will be eligible to receive MTS shares in connection with the merger. Holders of Comstar GDRs who are not eligible to receive MTS shares in connection with the merger will receive the cash proceeds from the sale of the MTS shares to which they would have been entitled net of applicable fees, expenses and taxes and subject to any adjustment for currency exchange rate fluctuations. This communication is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49 of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. Persons who are resident in the United Kingdom should note that the VTO, when made, will be to, and acceptance will be accepted from, only those investors and shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of MTS that they are (or are acting on behalf of): "qualified investors" within the meaning of section 86(7) of the Financial Services and Markets Act 2000, or (ii) persons to whom the VTO may otherwise be made or directed without an approved prospectus having first been made available to the public in the United Kingdom. United Kingdom investors and shareholders receiving the VTO should consult with their legal advisers to determine whether they are eligible as "qualified investors" or are otherwise able to receive and accept the VTO. The release, publication or distribution of this document and any other applicable VTO- or merger-related documentation may be affected by the laws or regulations of relevant jurisdictions. Therefore, any persons who are subject to the laws and regulations of any jurisdiction should inform themselves of and observe any applicable requirements. * * * Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS and/or Comstar. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. In addition, statements regarding expected operational and cost synergies in respect of the merger of MTS and Comstar are forward-looking statements. MTS wishes to caution you that these statements are only predictions and that actual events or results may differ materially. MTS does not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. MTS refers you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the MTS’ most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in MTS’ projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, MTS’ competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. * * *

3 Transaction Background 2009 MTS completes acquisition of 51% controlling stake in Comstar MTS acquires additional 11.06% stake in Comstar from a group of investment funds 2010 Comstar Board nominated a Special Committee of independent non-executive directors Special Committee of Comstar Board recommends MTS’ offer to Comstar Board MTS and Comstar Boards approve and announce the transaction 13-Oct 24-Dec 29-Apr 25-Jun

4 The Boards of MTS and Comstar have recommended a merger to create the largest integrated telecommunications provider in Russia and the CIS Merger exchange ratio: 0.825 MTS ordinary shares for one Comstar ordinary share, representing a 7.7% premium to the three month1 volume-weighted average exchange ratio between MTS’ ordinary shares and Comstar’s Global Depositary Receipts (GDR) MTS and Comstar Extraordinary General Meetings (EGMs) expected to be convened on December 23, 2010 for shareholders to vote on the proposed merger Comstar Board approval and recommendation of the transaction is based on the recommendation of a Comstar Special Committee of Independent Board Directors In connection with the merger and subject to review by the Federal Service for Financial Markets (FSFM), MTS will launch a Voluntary Tender Offer (VTO) for up to 37,614,678 Comstar ordinary shares (including shares underlying Comstar GDRs), representing 9.0% of the issued share capital of Comstar, at RUR 220.00 per share Implied VTO price per Comstar GDR of USD 7.162, represents a 13.1% premium to the three month volume-weighted average trading price of the Comstar GDR VTO documentation has been submitted for review to FSFM. Following this review, offer will be made by delivery of VTO documentation to Comstar Board of Directors. Comstar Board will thereafter deliver VTO documentation to Comstar ordinary shareholders and to Comstar GDR holders via Deutsche Bank (depositary bank for Comstar’s GDR facility). Comstar shareholders subscribing to VTO will receive a pro rata cash allocation in the event of over-subscription to the VTO Transaction Description 1. Three month period ending 22-Jun-2010. 2. Unless indicated otherwise, all USD amounts presented in this document are based on the RUR/USD exchange rate as of 22-Jun-2010, which was RUR 30.7267 per 1 USD

5 Current Situation The combination of MTS+Comstar in its current form only allows for the partial realization of synergies Legal and operational constrains preclude MTS+Comstar from implementing a truly integrated strategy Inefficiencies in governance due to separate Boards of Directors and related-party approvals Longer time-to-market and restricted marketing operations due to customer privacy restrictions On-going investor concerns related to issues of strategic execution and transparency Rationale for the Merger Accelerate the delivery of MTS “3i” strategic goal of realizing growth through increasing customer value by providing its customers with an integrated offering of mobile and fixed telephony Optimize corporate and legal structure of MTS group Enable the full integration of the MTS and Comstar customer bases Streamline common business processes and further optimize operating and capital expenditures Maximize synergy potential between various entities within the group Transaction Rationale The full statutory merger of MTS and Comstar is expected to create the necessary platform to enhance the combined company’s leadership position and seize growth opportunities in their home markets

6 The combined merger and voluntary tender offer structure is intended to facilitate a cash and stock transaction, whereby the companies can be combined after completion of the merger The structure provides a mix of stock and cash alternatives for Comstar minority shareholders, and also enables MTS to retain the financial resources and flexibility to invest in the combined Group The merger is conditional on the approval of 75% of the shareholders present at each company’s EGM, the receipt of regulatory clearance and other closing conditions. MTS and Comstar expect to convene EGMs on December 23, 2010, at which their respective shareholders will vote on the merger As required by Russian Joint Stock Companies Law, MTS and Comstar shareholders who vote against or do not vote on the merger will have the right to sell their shares back to MTS and Comstar, respectively, for cash at a price set by the respective companies’ Boards of Directors (RUR 245.19 per MTS ordinary share and RUR 212.85 per Comstar ordinary share). MTS and Comstar shareholders wishing to sell their shares back to the respective companies will receive a pro rata allocation in the event of over-subscription The companies expect to complete the merger transaction in the second quarter of 2011 Transaction Structure VTO is filed with FSFM after Merger terms are agreed by MTS and Comstar BoDs MTS initiates merger process with Comstar Tender Offer Period Expiry of the VTO period 1 2 3 4 May / June July / mid-October December-2010 – March-2011 End of April 2010 End of June Beginning of November Merger closing End of March 2011 MTS and Comstar EGMs / Merger vote

25.06.2010 13:43 7 MTS’ Combined Offer gives Comstar shareholders several alternatives to exit their Comstar investment. Comstar shareholders may choose to: 1. Participate in the Voluntary Tender Offer and tender all (1a) or some (1b) of their shares Provides an attractive upfront cash alternative for Comstar shareholders including those unable to hold shares of the combined company In the event that more than 9% of Comstar shareholders tender, cash offer will be provided to accepting offeree Comstar shareholders on a pro rata basis 2. Accept the Merger Proposal and take shares in the combined entity at the proposed Exchange Ratio Represents an attractive option for shareholders interested in participating in overall upside and growth of the combined company 3. Reject the Merger Proposal / Do Not Vote and Exercise Shareholder Put Option for cash at the shareholder put price as determined by the Special Committee and independent appraisers and approved by the Comstar Board In the event that the total cash put payment amount exceeds the 10% Net Asset Value limitation, put requests will be satisfied on a pro rata basis Holders of Comstar GDRs who do not wish or are not permitted under their local law to receive MTS shares in connection with the merger will receive the cash proceeds from the sale of the MTS shares to which they would have been entitled (net of applicable fees, expenses and taxes and subject to any adjustment for currency exchange rate fluctuations) Transaction Structure Provides Multiple Options to Comstar Shareholders Overview of Options Description Comstar Shareholders Participate in Voluntary Tender Offer Do Not Participate in Voluntary Tender Offer Tender Some Shares Tender All Shares Reject Merger Proposal / Do Not Vote Accept Merger Proposal 1b 1 1a 2 3 Exercise Shareholder Put Option

8 Composition of MTS’ Offer to Comstar Shareholders and Implied Premia Offer Mix to Comstar Shareholders1 Note: Market data as of 22-Jun-2010 1. Assumes 9% VTO and maximum Comstar shareholder puts exercised at Comstar put price of RUR 212.85 and based on 10% of Comstar Q1 2010 Net Asset Value of RUR 54,028m. 2. Volume-weighted average exchange ratio. 3. Volume-weighted average prices converted from USD to RUR at the daily RUR/USD exchange rate. Cash (VTO) 24.0% Cash (Puts) 16.2% Stock 59.8% Offer Exchange Ratio: 0.825 Implied Premia 3 Month Average2: 7.7% Offer Cash Price: RUR 220.00 / USD 7.16 Implied Premia 3 Month VWAP3: 13.1% Put Price: RUR 212.85 / USD 6.93 Implied Premia 3 Month VWAP3: 9.4% Stock Cash Cash

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: June 25, 2010

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